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                                                      Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-37248



                PROSPECTUS SUPPLEMENT DATED SEPTEMBER 27, 2000
                       TO PROSPECTUS DATED MAY 26, 2000

                                106,631 Shares

                          DATAWARE TECHNOLOGIES, INC.

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE

     Dataware Technologies, Inc. is offering, in a privately-negotiated transaction, 106,631 shares of its common stock at a price of $2.157 per share. We are offering the shares directly to the purchaser pursuant to a Purchase Agreement dated September 27, 2000.

     Our common stock is traded on the Nasdaq National Market under the symbol "DWTI." On September 26, 2000, the last sale price for our common stock as reported by the Nasdaq was $2.625 per share.

     We will receive gross proceeds of $230,000 from the sale of our common stock, and we expect to incur approximately $12,000 in offering expenses. After deducting our estimated expenses, we will receive approximately $218,000.

                           _________________________

     INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISK. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 4 OF THE BASE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT FOR THIS OFFERING AND UNDER THE CAPTION "ADDITIONAL RISK FACTOR" ON PAGE 3 OF THIS PROSPECTUS SUPPLEMENT.

                           _________________________

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           _________________________

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                               TABLE OF CONTENTS

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PROSPECTUS SUPPLEMENT

Additional Risk Factor.....................................................   3
Use of Proceeds............................................................   3
Plan of Distribution.......................................................   3
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                           ________________________

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document.

                           ________________________


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                            ADDITIONAL RISK FACTOR

     In making an investment in Dataware's securities, you should carefully consider the following risk factors, in addition to those listed in the "Risk Factors" section beginning on page 4 of the Base Prospectus.

WE MAY BE UNABLE TO MAINTAIN OUR LISTING ON THE NASDAQ NATIONAL MARKET, WHICH MAY REDUCE THE LIQUIDITY OF OUR TRADING MARKET.

     At June 30, 2000, we were not in compliance with the criteria for maintenance of our Nasdaq National Market listing in that our tangible net worth was significantly less than the $4 million required. The sale of other securities earlier in the quarter and of the common stock in this transaction help to improve our tangible net worth, but we also must be able to raise additional equity financing and/or increase operating revenues sufficiently to ensure we continue to meet the requirements. If we do not meet the National Market criteria at the end of the current quarter, or by any additional time permitted by Nasdaq, it is likely that Nasdaq will begin proceedings to delisted our shares from the Nasdaq National Market. A listing on the Nasdaq Small Cap Market provides less visibility and a less active trading market than the National Market. That might both result in lower market prices for our Common Stock and reduce the ability of investors to sell when and on terms they wish.

                                USE OF PROCEEDS

     We expect to receive gross proceeds from the sale of 106,631 shares of our common stock in this offering of $230,000, and we expect to incur approximately $12,000 in offering expenses. We will use the net proceeds for working capital and general corporate purposes.

                             PLAN OF DISTRIBUTION

     We are selling the shares of common stock offered under this prospectus supplement directly to an investor in a privately-negotiated transaction in which no party is acting as an underwriter. Our employees will not receive any compensation based upon their participation in this offering and, pursuant to Rule 3a4-1 of the Exchange Act, will not be deemed to be brokers as defined in the Exchange Act.

     At the closing, we will effect the sale through the book entry facilities of The Depository Trust Company against payment of the aggregate purchase price for the shares purchased.

     We determined the per share price through negotiations with the purchaser. The price represents an approximately 7% discount from the average of certain closing bid prices as reported by the Nasdaq during a trading period ending prior to the date of this prospectus supplement.

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